February 24, 2020

Lorenzo Barracco
Chairman and CEO
Mystic Holdings, Inc.
4145 Wagon Trail Avenue
Las Vegas, NV 89118

       Re: Mystic Holdings, Inc.
           Amendment No. 3 to Offering Statement on Form 1-A
           Filed February 10, 2020
           File No: 024-11093

Dear Mr. Barracco :

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Offering Statement on Form 1-A

Coverpage

1. We refer to prior comment 1 and your amended language in the first sentence of paragraph 3. Please revise to clarify that you have entered into the share-for-share exchange transaction and also explain your contractual obligations to seek shareholder approval for this transaction and the commitments made by your affiliates.
Our Company, page 2

2. We note your response to prior comment 2 and revised disclosures. Please revise to clarify your use of the term "effective." In revising this disclosure, please note that safety and efficacy determinations concerning drugs are solely within the FDA's authority. In addition, revise the Summary section to clarify that unapproved CBD products, including
 Lorenzo Barracco
Mystic Holdings, Inc.
February 24, 2020
Page 2
      unapproved drugs, cosmetics, foods, and products marketed as dietary supplements:
        have not been subject to FDA evaluation regarding whether they are effective to treat a particular disease or have other effects that may be claimed, and have not been evaluated by the FDA to determine what the proper dosage is, how
          they could interact with other drugs or foods, or whether they have dangerous side effects or other safety concerns.
Exhibits

3. We note your response to prior comment 19; however, your disclosure in Amendment No.
      2 indicates that you and Qualcan Canada agreed to conduct a number of financing transactions pursuant to the letter of intent. Accordingly, please file this agreement as an exhibit or alternatively provide us with a copy on a supplemental basis. General

4. We note your response to prior comment 21. Under the terms of the share exchange agreement, as amended, it appears that certain affiliates of the company have committed to approve the exchange offer and exchange their shares. It also appears that these affiliates may hold sufficient voting control to approve the exchange offer. Given that approval may be assured, please explain why investors in this offering are not making an investment decision as to the Qualcan Canada shares.
5. We note your response to prior comment 22. We also note the amendment to the share exchange agreement, in particular section 9 (which amends section 2.06 of the share exchange agreement). An exchange offer is a single transaction, and a transaction that has commenced privately must be completed privately. It appears that your exchange offer may have commenced with the execution of the share exchange agreement, which appears to commit certain affiliates of the company to vote to approve the exchange offer and exchange their shares. Please explain how you will conduct the share exchange in compliance with the Securities Act, in particular with respect to non-affiliates, given that
      Rule 506(b) likely is not available to conduct the share exchange privately.
        You may contact Jeanne Bennett at (202) 551-3606 or Terence O'Brien at
(202) 551-
3355 if you have questions regarding comments on the financial statements and related matters.
Please contact Christopher Edwards at (202) 551-6761 or Joseph McCann at (202) 551- 6262
with any other questions.



                                                            Sincerely,
FirstName LastNameLorenzo Barracco
                                                            Division of
Corporation Finance
Comapany NameMystic Holdings, Inc.
                                                            Office of Life
Sciences
February 24, 2020 Page 2
cc:       Spencer G. Feldman, Esq.
FirstName LastName